Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

2010	2009	2008

Net income (loss)	$(1,487)	$195	$68

Class A Unitholders (ownership percentage)	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unitholders	$(1,487)	$195	$68

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.20)	$0.03	$0.01